Lawrence A. Zimmerman

Senior Vice President

    & Chief Financial Officer

August 3, 2006

Via Fax & EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation (“Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-04471

Dear Mr. Wilson:

Reference is made to your letter dated July 20, 2006 regarding an additional comment with respect to our response letter dated June 28, 2006. Our response to the comment raised in your letter is set forth in the attached.

In connection with our response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our response, please do not hesitate to call me at 203-968-3439 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-968-3684.

Yours very truly,

Lawrence A. Zimmerman

Senior Vice President and Chief Financial Officer

Xerox Corporation

800 Long Ridge Road

Stamford, Connecticut 06904

Telephone 203-968-3439

Facsimile 203-968-3200

C:	M. Farren
G. Kabureck
D. Marshall
A. Mulcahy
S. Lee

M. Cohen (PWC)
T. Morrison (PWC)

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Summary of Accounting Policies

Revenue Recognition, page 36

1.	Based on your response to prior comment number 2 in your letter dated June 28, 2006, it appears as though you do not separately account for coding error fixes of embedded software included in the provisions of your full service maintenance agreements. Further describe the nature, frequency and amount of “coding error fixes.” Tell us the basis for your accounting treatment that these error fixes are not post contract customer support under SOP 97-2. That is, indicate whether the coding error fixes change the functionality or capabilities of the embedded software or correct errors in the software similar to coverage under warranty.

Response: The nature of the coding error fixes to our embedded software includes “maintenance releases” which correct noncompliance, or alternatively maintain compliance, with published product specifications. These typically include patches that are released upon identification of software errors after the release of a product and over its lifetime, based on identification by our product engineers or as reported by our customers. The nature of software errors includes those that range from minor performance issues (e.g., image quality) to infrequent operating system stability issues. Generally, we provide coding error fixes early in the life of a new product (usually within six to nine months after launch) followed by less frequent fixes over the product’s life. The amount of coding error fixes for embedded software has historically been infrequent and immaterial to product costs. The coding error fixes do not change the functionality or capabilities of the embedded software and only correct errors in the embedded software similar to coverage under warranty (as contemplated by the guidance in AICPA’s Technical Practice Aid 5100.43).

We confirm the Staff’s observation that we do not separately account for coding error fixes of the embedded software from our full service maintenance agreements. Rather, these costs are expensed as incurred, consistent with the provisions of FTB 90-1 addressing separately priced “product maintenance contracts.”